SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 SCHEDULE 13G/A

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (AMENDMENT NO. 5)1


                                 CANDIE'S, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   137-409-108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 16, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


----------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   137-409-108               13G/A                    Page 2 of 8 Pages

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            SWEET SPORTSWEAR, LLC (TAX ID: 95-4553362)
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
------------------ -------------------------------------------------------------
                   SEC USE ONLY

------------------ -------------------------------------------------------------
        4          CITIZENSHIP OR PLACE OF ORGANIZATION
                            CALIFORNIA
------------------ --------- ---------------------------------------------------
     NUMBER           5      SOLE VOTING POWER
       OF                    1,403,287
     SHARES        --------- ---------------------------------------------------
  BENEFICIALLY        6      SHARED VOTING POWER
    OWNED BY                 0
                   --------- ---------------------------------------------------
    REPORTING         7      SOLE DISPOSITIVE POWER
     PERSON                  1,403,287
      WITH         --------- ---------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
                             0
------------------ -------------------------------------------------------------
        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,403,287
------------------ -------------------------------------------------------------
       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*
                                                                             [ ]
------------------ -------------------------------------------------------------
       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   4.9%(1)
------------------ -------------------------------------------------------------
       12          TYPE OF REPORTING PERSON*
                   OO
------------------ -------------------------------------------------------------

(1) Based on a total of 28,468,357 shares of the issuer's Common Stock issued and outstanding as of April 28, 2005.

CUSIP NO.   137-409-108               13G/A                    Page 3 of 8 Pages

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            HUBERT GUEZ
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
------------------ -------------------------------------------------------------
                   SEC USE ONLY

------------------ -------------------------------------------------------------
        4          CITIZENSHIP OR PLACE OF ORGANIZATION
                            FRANCE
------------------ --------- ---------------------------------------------------
     NUMBER           5      SOLE VOTING POWER
       OF                    0
     SHARES        --------- ---------------------------------------------------
  BENEFICIALLY        6      SHARED VOTING POWER
    OWNED BY                 1,403,287
                   --------- ---------------------------------------------------
    REPORTING         7      SOLE DISPOSITIVE POWER
     PERSON                  0
      WITH         --------- ---------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
                             1,403,287
------------------ -------------------------------------------------------------
        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,403,287
------------------ -------------------------------------------------------------
       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*
                                                                             [ ]
------------------ -------------------------------------------------------------
       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   4.9%(1)
------------------ -------------------------------------------------------------
       12          TYPE OF REPORTING PERSON*
                   IN
------------------ -------------------------------------------------------------

(1) Based on a total of 28,468,357 shares of the issuer's Common Stock issued and outstanding as of April 28, 2005.

ITEM 1(a)      NAME OF ISSUER:

               Candie's, Inc. (the "Company")

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               400 Columbus Avenue
               Valhalla, New York 10595-1335

ITEM 2(a)      NAME OF PERSON FILING:

               This  statement  is filed on behalf of Sweet  Sportswear,  LLC, a
               California  limited  liability  company,   and  Hubert  Guez,  an
               individual. Hubert Guez is the Manager of Sweet Sportswear, LLC.

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal business office of Sweet Sportswear, LLC and the address of Hubert Guez is 5804 E. Slauson Ave., Commerce, California, 90040.

ITEM 2(c)      CITIZENSHIP:

               Sweet Sportswear, LLC, is a limited liability company organized under the laws of California. Hubert Guez is a citizen of France.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.001 per share

ITEM 2(e)      CUSIP NUMBER:

               137-409-108

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable

ITEM 4         OWNERSHIP:

               Included  in  rows  5  through  9  and  11  on  pages  2  and  3, respectively. Sweet Sportswear, LLC owns directly 1,403,287 shares of the Company's Common Stock. Hubert Guez is the Manager of Sweet Sportswear, LLC and a Co-Trustee of the Guez Living Trust, dated December 6, 1996 (the "Guez Trust"), which has a 50% membership interest in Sweet Sportswear, LLC. In such capacities, Mr. Guez may be deemed to have the power to dispose or direct the disposition of the shares held by Sweet Sportswear, LLC, and may be deemed to have the power to vote or direct the voting of such shares. Mr. Guez disclaims beneficial ownership of the securities reported by Sweet Sportswear, LLC except to the extent of his pecuniary interest therein.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not Applicable

ITEM 7         IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable

ITEM 9         NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10        CERTIFICATION

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              SWEET SPORTSWEAR, LLC

                                              June 17, 2005
                                              ----------------------------------
                                              Date

                                              /s/ Hubert Guez
                                              ----------------------------------
                                              Signature


                                              HUBERT GUEZ / MANAGER
                                              ----------------------------------
                                              Name/Title



                                              HUBERT GUEZ

                                              June 17, 2005
                                              ----------------------------------
                                              Date

                                              /s/ Hubert Guez
                                              ----------------------------------
                                              Signature


                                              HUBERT GUEZ
                                              ----------------------------------
                                              Name/Title

                                  EXHIBIT INDEX

1.       Joint Filing Agreement.

                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of behalf of each of them of the Schedule 13G (and any further amendment filed by them) with respect to the common stock of Candie's, Inc.


                                              /s/ Hubert Guez
                                              ----------------------------------
                                              Hubert Guez
                                              Date: June 17, 2005


                                              SWEET SPORTSWEAR, LLC


                                              /s/ Hubert Guez
                                              ----------------------------------
                                              By: Hubert Guez
                                              Title: Manager
                                              Date: June 17, 2005




                                  Page 8 of 8